

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

05036734




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SEC FILE NUMBER
8- 43485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004__AND ENDING___December 31 2004___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PATAPSCO SECURITIES, INC.
                         D/B/A CHAPIN, DAVIS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___2 VILLAGE SQUARE, SUITE 200___
                          (No. and Street)

___BALTIMORE___   ___MD___   ___21210___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   LEIGH MOFFIT   410-435-3200
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   SMYTH & WARD, P.A.
                          (Name – *if individual, state last, first, middle name*)

___EXECUTIVE PLAZA III, SUITE LL5___   ___HUNT VALLEY,   MARYLAND___   ___21031___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____R. BRUCE ALDERMAN, JR._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PATAPSCO SECURITIES, INC. D/B/A CHAPIN, DAVIS__ , as of ____DECEMBER 31____ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____N/A____

_____

_____

_____   _____
                                                                          Signature

                                                                          PRESIDENT
                                                                    _____
                                                                              Title

Dennis L Benson

_____
       Notary Public

My Commission Expires 10/01/2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PATAPSCO SECURITIES, INC.

D/B/A CHAPIN DAVIS

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities
and Exchange Commission)

for the year ended December 31, 2004

PATAPSCO SECURITIES, INC.

D/B/A CHAPIN DAVIS

INDEX

	Page(s)
Financial Statements and Supplemental Schedules:	
Independent Auditors Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplemental Schedules:	
Schedule I	11 - 13
Schedule II	14
Schedule III	15
Schedule IV	16
Internal Control Report	17 - 18

SMYTH&WARD, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Patapsco Securities, Inc.
D/B/A Chapin Davis:

We have audited the accompanying statement of financial condition of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2004 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hunt Valley, Maryland
January 28, 2005

PATAPSCO SECURITIES,INC.
D/B/A CHAPIN DAVIS
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS:
Cash	$ 40,104
Receivable from non customers	55,789
Tax refund receivable	8,575
Securities owned:	
Marketable, at market value	793,880
Not readily marketable, at estimated fair value	4,300
Deposits with clearing organizations	50,000
Prepaid expenses	15,697
TOTAL CURRENT ASSETS	968,345

EQUIPMENT AND FURNITURE, at cost less accumulated depreciation of $181,946	18,625
TOTAL ASSETS	$ 986,970

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES -Accounts payable and accrued expenses	$ 180,987

STOCKHOLDERS' EQUITY:
Common stock, $.10 par value: 200,000 shares authorized; 135,000 shares outstanding	13,500
Paid in capital	361,950
Retained Earnings	1,659,892
Less Treasury Stock-100,700 shares at cost	(1,229,359)
TOTAL STOCKHOLDERS' EQUITY	805,983
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 986,970

The accompanying notes are an integral part of these
financial statements.
2

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF INCOME
For the Year Ended December 31, 2004

Revenues:
Commission	$2,424,164
Principal transactions	129,850
Interest	136,361
Investment advisory fees	424,303
Other	74,891
Total revenues	3,189,569

Expenses:
Compensation and benefits	2,182,525
Floor brokerage and clearing fees	241,383
Communications	36,914
Interest	169
Occupancy and equipment rental	254,143
Other	165,885
Total expenses	2,881,019
Income before income taxes	308,550
Provision for income tax	117,961
Net income	$ 190,589

The accompanying notes are an integral part of these
financial statements.

3

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance January 1, 2004	$ 13,500	$ 361,950	$1,469,303	($ 968,927)	$ 875,826
Net income			190,589		190,589
Purchase treasury stock				(260,432)	(260,432)
Balance December 31, 2004	$ 13,500	$ 361,950	$1,659,892	($1,229,359)	$ 805,983

The accompanying notes are an integral part of these
financial statements.

4

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CASH FLOWS
for the year ended December 31, 2004

Cash flows from operating activities:	
Net income	$190,589
Adjustments to reconcile net income	
to net cash used by operating activities:	
Depreciation	22,923
(Increase) decrease in operating assets:	
Tax refund receivable	(5,687)
Receivable from non customers	(55,789)
Securities owned, net	224,614
Commission receivable from affiliate	1,744
Prepaid Expenses	(198)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	15,217
Payable to clearing organizations	(16,342)
Income taxes payable	(121,173)
Net cash provided by operating activities	255,898
Cash flows from investing activities:	
Purchase of office equipment	(22,924)
Net cash used in investing activities	(22,924)
Cash flows from financing activities:	
Payments of long term capital lease obligation	(1,842)
Purchase of treasury stock	(260,432)
Net cash used in financing activities	(262,274)
Net increase in cash	(29,300)
Cash at January 1, 2004	69,404
Cash at December 31, 2004	$ 40,104

Supplemental cash flow disclosures:

Cash payments for:	
Interest payments	$ 161
Income tax payments	$ 245,173

The accompanying notes are an integral part of these
financial statements.
5

1. Operations of the Company:

    The Company is a broker-dealer registered with the Securities
    and Exchange Commission (SEC) and is a member of the National
    Association of Securities Dealers (NASD).

    The Company was incorporated in Maryland on December 12, 1990.
    On March 22, 1991, the Company acquired the operation of Chapin
    Davis & Co., via an Asset Purchase Agreement.

    The Company is engaged in a single line of business as a
    securities broker-dealer, which comprises several classes of
    services including principal transactions, agency transactions
    and investment advisory.

    The Company forwards all securities transactions to Pershing, LLC,
    a Company owned by Bank of New York, which carries and clears such
    transactions for the Company on a fully disclosed basis.

    The Statement of Financial Condition was prepared in accordance
    with generally accepted accounting principles which require
    Management to make assumptions and estimates that affect the
    amounts and disclosures presented. Actual results could differ
    from these estimates.

2. Summary of Significant Accounting Policies:
    A.   Security Transactions

        Commission revenue and expenses are recorded on a settlement
        date basis which does not differ materially from a trade
        date basis.

    B. Investment Advisory Income

        Investment advisory fees are received quarterly and
        recognized when received.

C. Office Equipment

   Office equipment is recorded at cost - $20,057, net of
   accumulated depreciation of $181,946 at December 31, 2004.
   Depreciation of office equipment is determined by use of an
   accelerated method over the estimated useful life of the asset.

D. Statement of Cash Flows

   For purposes of the Statement of Cash Flows, the Company has
   defined cash equivalents as cash in checking and savings
   accounts. It does not include money market investments or
   security deposits held as cash.

E. Employee Benefits

   Compensated absences are generally taken as earned and
   do not represent a material amount. Accordingly, the
   Company has not accrued compensated absences.

F. Related Party - Commissions Earned

   Commissions earned by the Company from Allegheny Insurance for
   2004 totaled $15,000. This amount represents commissions earned
   on insurance products sold through Allegheny Insurance, a wholly
   owned subsidiary.

G. Allowance for Bad Debts

   The Company uses the Direct Write-off Method for bad debts.
   Receivables are charged against income when management determines
   them to be uncollectible. Potential uncollectible receivables at
   year end are considered immaterial and therefore, no allowance
   for doubtful accounts has been established.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
NOTES TO FINANCIAL STATEMENTS – CONTINUED
DECEMBER 31, 2004

3. Securities Owned

Marketable securities owned consist of trading and investment
securities at quoted market values, as illustrated below. These
securities are available for sale. The Company does not own any
securities it plans to hold until maturity.

	Owned
Money market investments	$ 656,669
Corporate stocks	117,301
Federal Government obligations	14,875
State Government obligations	5,035
Total	$ 793,880

4. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each
participating employee may be permitted to contribute a portion
of his compensation to the Plan. Within Plan limits the Company
may contribute on behalf of each eligible participant a matching
percentage of the participant's contribution. In addition, the
Company may make annual contributions on a discretionary basis.
The Company funded $10,296 to the Plan for the year ended December
31, 2004, which were matching contributions.

5. Income Taxes

The component of income tax expense are Federal tax of $96,168
and State tax of $21,793, respectively. The difference between
the Company's effective tax rate and the normal statuary rate is
primarily attributed to the effect of the graduated tax bracket.

6. Lease Commitments

    The Company leases its offices under a noncancelable operating lease
    expiring in 2008. At December 31, 2004, the aggregate future minimum
    commitment under the lease is as follows:

    Year ended December 31:

2005	$116,000
2006	119,000
2007	122,000
2008	125,000
TOTAL	$482,000

7. Credit Risk

    In the normal course of business, the Company's securities
    activities through its correspondent broker involve execution,
    settlement and financing of various securities transactions for
    customers. These activities may expose the Company to risk in
    the event customers, other brokers and dealers, bank
    depositories or clearing organizations are unable to fulfill
    contractual obligations.

    In accordance with industry practice, the Company records
    securities transactions executed on behalf of its customers
    on settlement date which is generally three business days
    after trade date. The risk of loss on the trade date
    transactions is identical to the risk inherent in settlement
    date transactions and relates to the customer's or broker's
    and dealer's inability to meet the terms of their contracts.

    The Company has concentrated its credit risk by maintaining
    deposits in Bank of America which may at times exceed amounts
    covered by insurance provided by the U.S. Federal Deposit
    Insurance Company (FDIC). The Company has not experienced any
    losses in such accounts and believes it is not exposed by any
    significant credit risk to cash.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2004

8. Stock Options

As of December 31, 2004, there is a nonstatutory stock option
agreement with a key employee which allows the employee to purchase
5,000 shares at $12.18 per share. This option expires in December,
2006.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's
uniform Net Capital Rule (Rule 15c3-1) which requires that
"aggregate indebtedness" shall not exceed 15 times "net capital"
as these terms are defined by the Rule.

As of December 31, 2004, the Company's net capital was $665,294
which exceeded the capital requirements of $100,000 by $565,294
and its net capital ratio was 0.27 to 1.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2004

NET CAPITAL
    Total stockholders' equity $ 805,983
    Deduct:
      Stockholders' equity not allowable
      for net capital   ----

      Total stockholders' equity
          qualified for net capital   805,983

Deductions and/or charges:
  Total non-allowable assets   102,986

Net capital before haircuts on securities
  positions $ 702,997
        ==========

Schedule I (continued)

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2004

Haircuts on Securities
    Trading and investment securities:
        U.S. and Canadian Government
          Obligations   791
        State and Municipal Government
          Obligations   302
        Stocks and warrants   17,612
        Other securities   13,134
    Undue Concentration   5,864

                  37,703

        Net Capital $ 665,294
                  ==========

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

AGGREGATE INDEBTEDNESS

Items included in statement
    of financial condition:

Accounts payable and accrued expenses	$ 180,987
Total aggregate indebtedness	$ 180,987

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 565,294
Excess net capital at 1000%	$ 647,195
Ratio: Aggregate indebtedness to net capital	0.27 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation
of net capital pursuant of Rule 15c3-1 and the corresponding computation
prepared by Patapsco Securities, Inc. D/B/A Chapin Davis and included in
the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2004.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2004

The Company is exempt from SEC Rule 15c-3-3 because it does not carry
securities accounts for customers or perform custodial functions relating
to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH&WARD, P.A.

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Board of Directors
Patapsco Securities, Inc.
D/B/A/ Chapin, Davis

In planning and performing our audit of the financial statements and supplemental schedules of Patapsco Securities D/B/A Chapin Davis (the Company), for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1)of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

17

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.

Hunt Valley, Maryland
January 28, 2005